Exhibit 99.1

November 15, 2021

All Canadian Securities Regulatory Authorities

Dear Sirs:

Re: 2022 Annual General Meeting of Gold Royalty Corp.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	Gold Royalty Corp.
Meeting Type:	Annual General Meeting
CUSIP #:	38071H106
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	December 13, 2021
Record Date for Voting:	December 13, 2021
Beneficial Ownership Determination Date:	December 13, 2021
Meeting Date:	February 9, 2022
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	Yes
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

GOLD ROYALTY CORP.

/s/ Josephine Man

Josephine Man
Chief Financial Officer

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 t (604) 396 3066